Date: February 27, 2009

United States
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(202) 551-3513

Attn: H. Christopher Owings

Sent Via EDGAR

Re:	China Natural Gas, Inc. Preliminary Information Statement on Schedule 14C Filed January 21, 2009 File No. 000-31539

Dear Mr. Owings:

On behalf of China Natural Gas, Inc. ( the “Company” or “CNG”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated February 20, 2009, with respect to our preliminary information statement on Schedule 14C (the “Preliminary 14C”). For ease of reference, we have set forth below each of the Staff’s comments first, then followed by the Company’s responses.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.
Please supplementally advise us as to how you obtained stockholder approval, with a view towards explaining how you solicited the requisite consents and, considering it does not appear that you have filed a Schedule 14A with respect to your solicitation of these consents, why not.  Specifically, tell us who these stockholders are and what their relationship is to the company.

Response:

The company is applying to get listed on NASDAQ.  However, the share price of the Company has experienced a steep drop due to the financial crisis on Wall Street.  Since the Company would have otherwise qualified for the listing, the board of directors of the Company decided to effect a reverse stock split to hopefully increase the share price in order to achieve the minimum price per share under the NASDAQ listing rules.  In order to expedite the process, the board of directors of the Company also decided to obtain shareholder approval though a written consent instead of holding a special meeting of the shareholders, as permitted by Section 228 of the Delaware General Corporation Law.  On February 2, 2009, shareholders owning approximately 52% of the outstanding shares of the common stock of the Company executed a written consent approving the reverse stock split. There were 10 signing shareholders: Qinan Ji, Xiang Ji, Mingshan Han, Jiaoyin Shi, Xinmin Han, Xiaoli Jia, Liyin Shi, Xinqiao Han, Xi'an Wunway Science and Technology Industry Co., Ltd., and Robert Moses. Among the signing shareholders, Mr. Qinan Ji, who serves as the CEO of the Company and owns approximately 20% of the outstanding shares of the Company, is the father of Mr. Xiang Ji, who owns approximately 5% of the outstanding shares of the Company, and is also a major shareholder of Xi’an Sunway Technology & Industry Co., Ltd., which owns approximately 10% of the outstanding shares of the Company.  Robert Moses, who owns approximately 7% of the outstanding shares of the Company, was an investor in a private placement conducted by the Company in August 2007.  The Company’s management met him during the road show prior to the private placement.  He has visited the Company’s US office several times following the private placement and has maintained contact with the Company.  In addition, the remaining signing shareholders are all located in China and were the original shareholders of Xi’an Xilan Natural Gas Co., Ltd. and received their shares of the Company as a result of the reverse merger between the Company and Xi’an Xilan Natural Gas Co., Ltd.  The written consent was sent to these shareholders who executed it pursuant to Section 228 of the Delaware General Corporation Law.  That is the reason we did not file a 14A.

Stock Ownership, page 7

2.
Please furnish the beneficial ownership information required by Item 403 of regulation S-K.  See Item 1 of Schedule 14C and Item 6(d) of Schedule 14A.  In this regard, it appears that you have neither included the directors who were elected in August 2008 nor your chief financial officer and any other named executive officers.  Also, you should identify the persons who have beneficial control of the entities identified in the table.  See Rule 13d-3 under the Securities Exchange Act of 1934.

Response:

Pursuant to you're your comments, we have included all officers and directors.  We also have identified the persons who have beneficial control of the entities in the table.  Please refer to the draft Definitive 14C attached hereto as Exhibit A.

3.
In note three to the beneficial ownership table, you state that the ownership of the shares held by Xi’an Sunway Technology & Industry Co., Ltd. is subject to dispute.  Please clarify the nature of the dispute.  Please provide the disclosure required by Item 103 of Regulation S-K and advise us why you have not provided this disclosure in your periodic reports on Form 10-Q or Form 10-K.  We further note that Bodisen Biotech, Inc. disclosed in its form 10-Q for the quarterly period ended September 30, 2008 that it held 2,063,768 shares of your common stock.  Please advise us whether Bodisen Biotech, Inc. continues to hold shares of your common stock.  If so, please explain why they are not included in the beneficial ownership table.  We further note a press release issued by Bodisen Biotech, Inc. on November 19, 2007 regarding litigation involving these securities.  Please tell us why you have not included disclosure in your periodic reports regarding this litigation.

Response:

We admit that we made an error in the Preliminary 14C filed with Commission on January 21, 2009.  In fact, the shares owned by Xi’an Sunway Technology Co., Ltd. are not subject to dispute.  We corrected the error in the draft Definitive 14C attached hereto as Exhibit A.  As you correctly pointed out, the shares owned by Yangling Bodisen Biotech Development Co., Ltd. (“Bodisen”) are the subject of the dispute.  We wish to clarify that although the Bodisen shares are the subject of the dispute as Bodisen correctly disclosed, the Company is not a party to the dispute.  The dispute is between two shareholders: Xxiang Ji who owns approximately 5% of the outstanding shares of the Company and Bodisen which owns approximately 7% of the outstanding shares of the Company.  That is the reason we did not disclose the dispute in our periodic reports on Form 10-K or Form 10-Q. Bodisen continues to own the shares subject to the dispute.  We added its holdings to the beneficial ownership table.  Please refer to our draft Definitive 14C attached hereto as Exhibit A.

4.
On your website you disclose “In May 2006, after a full SEC review, our registration was declared effective.  The Company’s required public filings are current and in good standing with the SEC.” See http://www.naturalgaschina.com/companyProfile/c1.html.  As indicated in our letters to you in connection with that review, we limited our review of your filing to those issues we addressed in our comments.  We did not conduct a full review of your filing.  Please revise your website to remove these statements.

Response:

Pursuant to your comments, we have removed the statements from our website.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours, /s/ Qinan Ji Qinan Ji Chariman & CEO

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C
(Rule 14c-101)

INFORMATION STATEMENT PURSUANT TO SECTION 14(c) OF THE SECURITIES
EXCHANGE ACT OF 1934

Check the appropriate box:

☐	Preliminary Information Statement

☒	Definitive Information Statement

☐	Confidential for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

CHINA NATURAL GAS, INC.
(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required

☐ Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐ Fee previously paid with preliminary materials.

☐    Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

CHINA NATURAL GAS, INC.

19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi’an, 710065, Shaanxi Province, China
Telephone number: 86-29-8832-3325

February ___, 2009

INFORMATION STATEMENT

Dear Stockholder:

This Information Statement (the "Information Statement") is furnished by the Board of Directors of China Natural Gas, Inc., a Delaware corporation (the "Company", or "us"), to the stockholders of record of the Company at the close of business on February 2,  2009 (the "Record Date") to provide information with respect to certain corporate actions taken by written consent of the holders of a majority of the outstanding shares of the Company's common stock that were entitled to vote on such actions (the "Majority Stockholders")

The written consent, executed by the Majority Stockholders on the Record Date, has approved an amendment to our Articles of Incorporation to effect a 1 for 2 reverse split of our common stock.

The Majority Stockholders, holding approximately 52.11% of the outstanding shares of the Company's common stock, has approved, by written consent, all of the above-described actions. Therefore, all required corporate approvals for these actions have been obtained. This Information Statement is furnished solely for the purpose of informing stockholders of these corporate actions in the manner required by Rule 14c-2 under the Securities Exchange Act of 1934.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THIS IS NOT A NOTICE OF A MEETING OF STOCKHOLDERS AND NO STOCKHOLDER'S MEETING WILL BE HELD TO CONSIDER ANY MATTER DESCRIBED HEREIN.

February __, 2009	By Order of the Board of Directors, s/ Qinan Ji Chief Executive Officer

CHINA NATURAL GAS, INC.
19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi’an, 710065, Shaanxi Province, China
Telephone number: 86-29-8832-3325
February __, 2007

PURPOSE OF INFORMATION STATEMENT

This Information Statement (the "Information Statement") is being mailed on or about February ___, 2009 to the stockholders of record of China Natural Gas, Inc., a Delaware corporation (the "Company", or "us"), at the close of business on February 2, 2009 (the "Record Date"). This Information Statement is being sent to you for information purposes only. No action is requested on your part.

This Information Statement is being furnished by our Board of Directors to provide stockholders with information concerning an amendment to our Certificate of Incorporation to effect a 1 for 2 reverse split of the Company's common stock approved by the holders of a majority of our voting stock (the "Majority Stockholders"), on the Record Date.

RECORD DATE AND VOTING SECURITIES

 Only stockholders of record at the close of business on the Record Date were entitled to notice of the information disclosed in this Information Statement. As of the Record Date, the Company had one series of common stock, par value $0.0001 per share, outstanding. On the Record Date, 29,200,304 validly issued shares of our common stock were issued and outstanding and held of record by approximately 6,073 registered stockholders.

STOCKHOLDERS' RIGHTS

The elimination of the need for a special meeting of the stockholders to approve the actions described in this Information Statement is authorized by Section 228 of the Delaware General Corporation Law (the "DGCL"). Section 228 provides that any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the actions disclosed herein as quickly as possible in order to accomplish the purposes of the Company, we chose to obtain the written consent of a majority of the Company's voting power to approve the actions described in this Information Statement.

The actions described in this Information Statement cannot be taken until at least 20 days after this Information Statement has first been sent or given to the Company's stockholders.

DISSENTERS' RIGHTS

The DGCL does not provide for dissenters' rights in connection with any of the actions described in this Information Statement, and we will not provide stockholders with any such right independently.

EXPENSES

The costs of preparing, printing and mailing this Information Statement will be borne by the Company.

STOCKHOLDERS SHARING AN ADDRESS

We will deliver only one Information Statement to multiple stockholders sharing an address unless the Company has received contrary instructions from one or more of the stockholders. We undertake to deliver promptly, upon written or oral request, a separate copy of the Information Statement to a stockholder at a shared address to which a single copy of the Information Statement is delivered. A stockholder can notify us that the stockholder wishes to receive a separate copy of the Information Statement by contacting the Company at the address or phone number set forth above. Conversely, if multiple stockholders sharing an address receive multiple Information Statements and wish to receive only one, such stockholders can notify us at the address or phone number set forth above.

AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO EFFECT A
REVERSE STOCK SPLIT OF OUR COMMON STOCK AT A
RATIO OF 2:1

GENERAL

On January 15, 2009, our Board of Directors unanimously approved and recommended that the stockholders approve, and on the Record Date, the Majority Stockholders approved, an amendment to the Certificate of Incorporation to effect a reverse stock split of our common stock. The Board of Directors determined that the reverse stock split will reduce the number of shares of our common stock from 29,200,304 to approximately 14,600,152 shares.

The reverse stock split, when implemented, will not change the par value of our common stock. Except for any changes as a result of the treatment of fractional shares, each stockholder who owns two or more shares will hold the same percentage of common stock outstanding immediately following the reverse stock split as such stockholder did immediately prior to the reverse stock split.

The reverse stock split is conducted hereafter for the purpose of listing the Company’s commons tock on the NASDAQ Stock Market in conformance with the listing requirements.

CONSENT REQUIRED

Approval of the amendment required the consent of the holders of a majority of the outstanding shares of our common stock, as of the Record Date. The Majority Stockholders, who owned approximately 52.11% of the outstanding shares of our common stock as of the Record Date, has given its consent to the amendment, and, accordingly, the requisite stockholder approval for this action was obtained by the execution of the Majority Stockholders’ written consent in favor of the action. We do not intend to seek additional stockholder approval prior to the effectiveness of this action. This Information Statement is being mailed to you solely for your information. We are not providing you with a proxy and you are not requested to send a proxy.

AMENDMENT TO CERTIFICATE OF INCORPORATION

Approximately 20 days after this Information Statement has first been sent or given to stockholders, our Certificate of Incorporation will be amended to effect a 1 for 2 reverse stock split.  The Board of Directors of the Corporation may suspend or withdraw the reverse stock split any time before the reverse stock split is effective if the Board Directors deems it in the best interests of the Company and its stockholders to do so.

CERTAIN RISKS ASSOCIATED WITH THE REVERSE STOCK SPLIT

The market price per new shares of our common stock after the reverse stock split (the "New Shares") may not rise or remain constant in proportion to the reduction in the number of old shares of our common stock outstanding before the reverse stock split ("Old Shares"). Accordingly,  the total market capitalization of our common stock after the reverse stock split may be lower than the total market capitalization before the reverse stock split. In the future, the market price of our common stock following the reverse stock split may not equal or exceed the market price prior to the reverse stock split. In many cases, the total market capitalization of a company  following a reverse stock split is lower than the total market capitalization before the reverse stock split.

PRINCIPAL EFFECTS OF THE REVERSE STOCK SPLIT

Corporate Matters.

The reverse stock split will be effected simultaneously for all of our common stock and the exchange ratio will be the same for all of our common stock.  The reverse stock split will affect all of our common stockholders uniformly and will not affect any stockholder's percentage ownership interests in the Company or proportionate voting power, except to the extent that the reverse stock split results in any stockholders owning a fractional share.  See "Fractional Shares" below.

The reverse stock split will affect all stockholders uniformly and will not affect materially such stockholders' percentage ownership interests in the company. Common stock issued pursuant to the reverse stock split will remain fully paid and non-assessable. Following the reverse stock split, we will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

Fractional Shares.

No scrip or fractional certificates will be issued in connection with the reverse stock split. Instead, any fractional share that results from the reverse stock split will be rounded up to the next whole share.  This is being done to avoid the expense and inconvenience of issuing and transferring fractional shares of our common stock as a result of the reverse stock split.

Authorized Shares.

As of the Record Date, we had 45,000,000 shares of common stock authorized and 29,200,304 shares of common stock outstanding. Although the number of shares of common stock we are authorized to issue will not change as a result of the reverse stock split, the number of shares of our common stock issued and outstanding will be reduced to a number that will be approximately equal to the number of shares of common stock issued and outstanding immediately prior to the effectiveness of the reverse stock split divided by 2.  Authorized but unissued shares will be available for issuance, and we may issue such shares in financings or otherwise. If we issue additional shares, the ownership interest of holders of common stock may also be diluted.

Accounting Matters.

The reverse stock split will not affect the par value of our common stock. As a result, as of the effective time of the reverse stock split, the stated capital on our balance sheet attributable to our common stock will be reduced proportionately based on the reverse stock split ratio and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced.  The per share net income or loss and net book value of our common stock will be restated because there will be fewer shares of our common stock outstanding.

Potential Anti-Takeover Effect.

Although, the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of our Board of Directors or contemplating a tender offer or other transaction for the combination of us with another company), the reverse stock split is not a response to any effort of which we are aware to accumulate our shares of common stock or obtain control of the Company, nor is it part of a plan by our management to recommend a series of similar amendments to our Board of Directors and stockholders.

PROCEDURE FOR EFFECTING REVERSE STOCK SPLIT AND EXCHANGE OF STOCK CERTIFICATES

Approximately 20 days after this Information Statement has first been sent or given to stockholders, we will file an amendment to our Certificate of Incorporation in the form approved by our Majority Stockholders with the Secretary of State of the State of Delaware.  The reverse stock split will become effective upon the filing of our Amended Certificate of Incorporation with the State of Delaware, which is referred to below as the "effective time."  The Board of Directors may suspend or withdraw the reverse stock split any time before the effective time if the Board of Directors deems it in the best interests of the Company and its stockholders to do so.

Beginning at the effective time, each certificate representing Old Shares will be deemed for all corporate purposes to evidence ownership of New Shares.  Our transfer agent, Interwest Transfer, Inc. located at 1981 Murray Holladay Road, Suite 100 Salt Lake City, UT  84117. Their telephone number is (801) 272-9294, is acting as exchange agent for purposes of implementing the exchange of stock certificates. Holders of Old Shares may surrender certificates representing Old Shares for certificates representing New Shares. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s) to the exchange agent. The Company will be responsible for the payment of all fees, including the transfer agent's fee, associated with certificate exchange and delivery.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S).

FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT

EACH STOCKHOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO HIM OR HER OF THE REVERSE STOCK SPLIT.

STOCK OWNERSHIP

The following table sets forth information as of the Record Date, regarding the beneficial ownership of our common stock (i) by each person or group known by our management to own more than 5% of the outstanding shares of our common stock, (ii) by each director, the chief executive officer and our other executive officers, and (iii) by all directors and executive officers as a group. Unless otherwise noted, each person has sole voting and investment power over the shares indicated below, subject to applicable community property laws.

	Shares Beneficially Owned
Name	Before Stock Split(Shares)	After Stock Split(Shares)	Before Stock Split(Percentage)(1)	After Stock Split (Percentage)(2)
Executive Officers and Directors
Qinan Ji	5,931,596(3)	2,965,798	20.3%	20.3%
Richard Wu	—	—	—	—
Zhiqiang Wang	—	—	—	—
Lawrence W. Leighton	—	—	—	—
Carl Yeung	—	—	—	—
Xiangdong Yang	—	—	—	—
Directors and executive officers as a group ( 6 persons)	5,931,596	2,965,798	20.3%	20.3%

Xiang Ji(3)	1,456,232	728,116	5.0%	5.0%
Robert Moses(4)	2,000,000	1,000,000	6.9%	6.9%
Heartland Value Fund(5)	1,500,000	750,000	5.14%	5.14%
Xi'an Sunway Technology & Industry Co., Ltd.(6)	2,875,364	1,437,682	9.8%	9.8%
Yangling Bodisen Biotech Development Co, Ltd.(7)	2,063,768(4)	1,031,884	7.1%	7.1%

(1) In determining the percent of voting stock owned by a person before the reverse stock split, (a) the numerator is the number of shares of common stock beneficially owned by the person, and (b) the denominator is the total of  the 29,200,304 shares of common stock outstanding on the Record Date.

(2) In determining the percent of voting stock owned by a person after the reverse stock split (a) the numerator is the number of shares of common stock beneficially owned by the person immediately after the reverse stock split, and (b) the denominator is the total of the approximately 14,600,152 shares of common stock that will be outstanding after the reverse stock split.

(3) Mr. Xiang Ji is the son of Mr. Qinan Ji, Chairman and CEO of the Company.

(4) As set forth in the Schedule 13G filed with the SEC on September 7, 2007.

(5) William J. Nasgovitz has shared voting and dispositive power with respect to such shares as reported in the Schedule 13G filed with the SEC on February 8, 2008.

(6) Of which 2,875,364 shares are owned by Xi’an Sunway Technology & Industry Co., Ltd. Qinan Ji owns 42.1% of Xi’an Sunway and may be deemed to beneficially own such shares.

(7) As set forth in the Schedule 13D filed with the SEC on December 23, 2005.

ADDITIONAL AVAILABLE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and in accordance with such act we file periodic reports, documents and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. Such reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or may be accessed at www.sec.gov.